EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2014

GENERAL

This Management’s Discussion and Analysis (“MD&A”) for Eurasian Minerals Inc. (the “Company”, “EMX” or “Eurasian”) has been prepared based on information known to management as of March 26, 2015.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2014 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”), actual events may differ materially from current expectations. More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 20-F, including the AIF and recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.EurasianMinerals.com.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The MD&A may use the terms “Inferred” and “Indicated” resources. Eurasian advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that “inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

COMPANY OVERVIEW

Eurasian is a Tier 1 company that trades on the TSX Venture Exchange and the NYSE MKT. It is principally in the business of exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch Mining, Inc. (“Bullion” or “BULM”). This royalty cash flow helps to provide a foundation to support the Company’s growth over the long term.

Eurasian operates as a royalty and prospect generator. Under the royalty and prospect generation business model, Eurasian acquires and advances early-stage mineral exploration projects and then forms partnerships with other parties for a retained royalty interest, as well as annual advanced royalty and other cash or share payments. Through its various agreements, Eurasian also provides technical and commercial assistance to partner companies as the projects are advanced. By optioning interests in its projects to third parties for a royalty interest, Eurasian a) reduces its exposure to the costs and risks associated with mineral exploration and project development, while b) maintaining the opportunity to participate in early-stage exploration upside, and c) developing a pipeline for potential production royalty payments and associated "brownfields" discoveries in the future. This approach helps preserve the Company’s treasury, which can be utilized for further project acquisitions and other business initiatives.

Strategic investments are an important complement to the Company’s royalty and prospect generation initiatives. These investments are made in unrecognized or under-valued exploration companies identified by Eurasian. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales.

HIGHLIGHTS FOR THE YEAR

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For the year ended December 31, 2014, the Company received royalty income of $2,247,334 and recorded a loss from operations of $8,681,619. The after tax loss for the year of $17,488,041 included a $7,371,765 impairment charge related to the Leeville royalty.

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Exploration expenditures totaled $6,866,714 of which $2,878,346 was recovered from partners. In addition, projects were advanced by partners where exploration expenditures in excess of $4 million do not flow through to our financial statements.

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In North America, the Company received approximately US$2 million in revenue from the Carlin Trend Royalty Claim Block (“Leeville") that covers portions of Newmont Mining Corporation's (“Newmont”) underground operations on the Northern Carlin Trend in Nevada. Newmont's Turf No. 3 Vent Shaft Project, which will impact "greater Leeville" and totals $400 million in estimated capital expenditures, is on schedule for completion in late 2015 (see Newmont's10-Q and 10-K filings for 2014). Also in North America, the Company executed new option royalty agreements covering copper (molybdenum) and gold properties in Arizona and Nevada, respectively, while staking additional ground in key mining districts.

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In Turkey, partner Çolakoglu Ticari Yatirim A.S. advised that its 2014 Akarca exploration program further expanded and defined known zones of epithermal gold and silver mineralization, and also identified new targets for follow- up. At the Balya lead-zinc-silver royalty property, where EMX holds an uncapped 4% net smelter return (“NSR”) royalty interest, owner and operator Dedeman Madencilik San ve Tic. A.S. advised that it re-initiated shaft sinking and underground development work in January 2015.

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In Europe, the Company has a 0.5% NSR royalty that covers Reservoir Minerals Inc’s share of minerals and metals mined from the Cukaru Peki discovery in Serbia, which is being advanced with Timok Project joint venture partner Freeport (45% Reservoir, 55% Freeport). A milestone was achieved in 2014 with a first time NI 43-101 copper-gold resource, and in March, 2015 Reservoir announced that the project was moving forward toward completion of a scoping study. In Scandinavia, Eurasian initiated a program of project acquisition at minimal cost in Norway, while reducing expenditures in Sweden.

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In Australia, Eurasian executed an agreement with North Queensland Mining Pty Ltd. to acquire EMX’s Koonenberry exploration licenses. All of EMX’s interests in the Koonenberry gold project are now being advanced by partner companies, with Eurasian retaining various royalty interests that cover the entire project area.

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In New Zealand, Eurasian executed a definitive agreement with Land & Mineral Limited (“L&M”), a privately-held Australian company, to acquire the Neavesville gold-silver project for work obligations, staged payments, milestone payments based upon JORC reserves, and commercial production payments.

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EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry discovery in Far East Russia (51% IGC, 49% Freeport). IGC completed drafts of project reports for review and approval by the relevant Russian Federation agencies. As well, IGC advised it had acquired the 260 square kilometer Salasinskaya property located 20 kilometers from IGC's 390 square kilometer Shelekhovo gold-silver-copper project. The Salasinskaya and Shelekhovo properties are both outside of the Malmyzh joint venture and 100% controlled by IGC.

OUTLOOK

Eurasian Minerals has been generating exploration projects for over eleven years, and is now focused on entering into agreements to convert those assets into royalty interests, as well as directly acquiring new royalty properties. In this time, EMX has built a portfolio of precious metal, base metal, polymetallic, and geothermal property and royalty interests that spans five continents and covers more than 1.7 million acres. These assets provide revenue streams from royalty, advance royalty and success-based bonus payments, while maintaining continual exposure to exploration upside as projects advance. Eurasian supplements mineral property revenue streams and value creation by leveraging its technical expertise to make timely strategic investments in other companies or projects that could potentially provide shareholders with additional upside.

As the year 2015 progresses, the Company is taking steps to increase revenue, reduce expenditures, and identify new early-stage opportunities to further build portfolio value. The Company is expecting that production from the Leeville royalty will begin to increase in Q4 of 2015 as the Turf Vent Shaft project comes online. The Leeville royalty stream will be complemented by other sources of revenue, including advance royalty payments as well as cash payments from existing agreements as projects continue to be advanced by partners.

Recognizing a need to conserve capital given the current market conditions, the Company has streamlined operations, closed or combined offices, dropped low priority properties, and worked with our partners to optimize the deployment of exploration capital. However, given that many of EMX’s projects are now being advanced as royalty properties or by partnerships, the Company is also focusing on new generative initiatives. Opportunities are continuing to be generated by market conditions that have adversely impacted the funding of junior exploration companies, leading to a marked decrease in competition in the exploration sector. Eurasian is actively reviewing new early-stage exploration and royalty opportunities in addition to marketing its available projects.

The Company is working to build an income stream that offsets all of its exploration expenditures. The ultimate goal is to sustain the Company with royalty cash flows while fostering growth from a royalty pipeline of quality properties that provide multiple opportunities for exploration success.

ROYALTY OVERVIEW

A key EMX asset is the Leeville royalty property that covers portions of Newmont’s Northern Carlin Trend underground gold mining operations. The Leeville 1% gross smelter return royalty paid approximately US$2 million during the twelve months ending December 31, 2014. These payments were principally sourced from Newmont’s Leeville mine, but also included minor contributions from other operations. Newmont's Turf No. 3 Vent Shaft Project, totaling approximately $400 million in capital expenditures, is on schedule, with commercial production planned for late 2015 (see Newmont's 10-Q filings for Q2 and Q3, 2014). Newmont has stated that the project will provide the ventilation required to "increase production", "unlock" additional resources, and impact "greater Leeville", which includes portions of EMX's royalty position. Further Carlin Trend exploration upside is provided by EMX’s Maggie Creek 3% NSR royalty that covers nearly two square miles of prospective ground situated approximately one kilometer from Newmont’s Gold Quarry open pit mine.

In addition to EMX's Carlin Trend royalty properties, the Company has royalty property interests elsewhere in the western U.S., as well as in Turkey, Serbia, Sweden, Australia, Slovakia, and Peru. The Balya lead-zinc-silver royalty property in Turkey resulted from an early prospect generation success, and is undergoing underground development in a program that commenced in January 2015. EMX’s portfolio in Serbia represents a combination of organically generated royalties complemented by a key royalty purchase that covers Reservoir Minerals Inc.'s Cukaru Peki copper-gold discovery. The Viscaria iron-copper royalty was acquired from the purchase of the Phelps Dodge Exploration Sweden AB assets in 2010, and the project is being actively advanced by Avalon Minerals Ltd. with ongoing drilling, to be followed by an updated JORC resource estimate and "scoping" study (see Avalon Minerals Ltd. news releases dated January 6 and 12, 2015). In Australia, the Koonenberry gold project is being advanced by partner companies, with EMX retaining various royalty interests that cover the entire project area.

In addition, all of EMX's partnered exploration properties include a royalty option. Many of these partnered properties provide Advance Minimum Royalty ("AMR") or Advance Annual Royalty ("AAR") payments that may generate an early revenue stream to EMX's benefit during earn-in. Additional details on Eurasian’s property portfolio are included in the following sections.

PROPERTY OVERVIEW

TURKEY

Eurasian holds multiple mineral property interests in Turkey’s Western Anatolia and Eastern Pontides mineral belts. The properties include bulk tonnage gold, gold-silver vein, and porphyry gold-copper targets. Six of the seven EMX projects in Turkey are being advanced by partner companies, with the portfolio consisting of two royalty properties and four properties optioned for a retained royalty interest. A seventh property, the Sisorta epithermal gold project, is 100% controlled by Eurasian and is currently available for sale or partnership.

Akarca Property

The Akarca Property is a 2006 Eurasian exploration discovery in Turkey’s Western Anatolia region. The Akarca Property is currently wholly-owned by EMX. An Option Agreement (the "Akarca Agreement") was executed in June 2013 with Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company, for a combination of cash payments, work commitments, and an uncapped 3.5% NSR royalty interest to EMX's benefit (see EMX news release dated June 20, 2013). From June 2013 through December 2014, Çolakoglu conducted drilling, trenching, geological mapping, geochemical sampling, and various project studies.

The Akarca project area currently has six drill defined zones of epithermal gold-silver oxide mineralization. Further, there are several additional mineralized zones identified from reconnaissance level drilling and surface sampling. Since its discovery, 244 core and reverse circulation holes totaling about 26,400 meters have been drilled at the Akarca project, most with partner funding. As exploration continues, it is clear that the continuity of the near-surface oxide zones of higher grade vein and disseminated styles of mineralization are being successfully defined at a 25 to 50 meter drill spacing. Furthermore, ongoing reconnaissance and step-out drilling is demonstrating potential for new discoveries within broad areas mineralized by the gold-silver epithermal system(s) at Akarca. Exploration successes at Akarca since 2006 have led to in-the-ground investments of over US$12 million by partner companies.

In February 2015, Çolakoglu requested, and was granted a six month extension to August 2015 for exercise of their option as defined by the Akarca Agreement. Çolakoglu paid EMX US$100,000 "earnest money" of the US$500,000 payment due at the time of exercise, with the remaining US$400,000 due upon option exercise in August. Ongoing programs underway by Çolakoglu include metallurgical and environmental assessment studies.

Sisorta Property

The Sisorta project, located in the Eastern Pontides mineral belt, is an epithermal gold deposit with a NI 43-101 mineral resource at a 0.4 g/t cutoff of 91,000 indicated gold ounces from 3.17 million tonnes averaging 0.89 g/t, and 212,000 inferred gold ounces from 11.38 million tonnes averaging 0.58 g/t. An overview of the methodology used to estimate these resources are described in EMX’s news release dated June 26, 2009. It should be noted that 5,550 meters of drilling have been completed since the resource was SEDAR filed in 2009, including the best intercept to date on the project (see discussion below).

The major developments subsequent to the 2009 Sisorta Technical Report resulted from an option granted to Çolakoglu to buy the Sisorta property in 2012, but the agreement was terminated in 2013. Çolakoglu advised that it completed a 46 hole, 5,500 meter diamond drill program and other work totaling approximately US$2.5 million in expenditures before terminating its option. Chesser Resources Ltd. (“Chesser”) reported highlights from Çolakoglu’s drilling in a June 19, 2013 news release: a) the best drill intercept to date of 32.4 meters averaging 8.38 g/t gold and starting from the surface (true width unknown), b) mineralized drill intercepts outside the current resource that increase the gold zone’s lateral extent, and c) porphyry copper-gold targets that remain to be tested.

The Sisorta property had until recently been in a joint venture with project manager Chesser (51%) and EMX (49%). In March 2015, EMX purchased Chesser's interest in the property, and assumed management of the project. As Sisorta is now a 100% controlled asset of EMX, the Company is evaluating the property's exploration upside, while pursuing partnership opportunities with third parties.

Balya Royalty Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to private Turkish mining company Dedeman Madencilik San ve Tic. A.S. (“Dedeman”) in 2006 (see EMX news release dated November 14, 2006). EMX understands that since acquiring the property, Dedeman drilled approximately 190 core holes totaling over 34,000 meters. Dedeman's drilling in 2014 consisted of eleven holes that in-filled and extended the Hastanetepe zone's lead-zinc-silver mineralization to the southeast. EMX has also been advised by Dedeman that they re-initiated shaft sinking and underground development work at Hastanetepe in early 2015.

Other Property Interests

Eurasian has option agreements that include retained royalty interests for the Golcuk, Trab-23, and Alankoy exploration properties:

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The Golcuk copper-silver property is located in northeast Turkey. Pasinex Resources Ltd. (“Pasinex”) signed an agreement in 2012 granting it an option to acquire a 100% interest in the Golcuk property for shares and work commitments over a four year period, with EMX retaining a 2.9% NSR royalty interest. Pasinex completed five holes totaling 994.4 meters at Golcuk in 2014 and is reviewing the results in context of its recently-received report on the structural geology of the targeted area.

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The Trab-23 property hosts both porphyry gold (copper-molybdenum) mineralization and epithermal quartz-barite- gold veins. Tumad Madencilik Sanayi ve Ticaret A.S. ("Tumad"), a private Turkish company, executed an option agreement (the “Trab-23 Agreement”) in 2013 granting it an option to acquire Trab-23 for in-ground spending requirements, annual earn-in and pre-production payments, and payments based upon production. Tumad has notified Eurasian of its intention to conduct an initial reconnaissance drill program on the property in 2015.

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The Alankoy gold-copper property is located in the Biga Peninsula of northwestern Turkey. An Exploration and Option Agreement with Ferrite Resources Ltd. (“Ferrite”), a privately-held Australian company, was executed in December 2013. Ferrite has the option to acquire the Alankoy project for work commitments, advance annual royalty payments, a milestone payment based upon completion of a NI 43-101 or JORC compliant feasibility study, and 3% royalty payments to EMX upon commercial production.

EMX has a royalty interest in the Aktutan polymetallic project sold to Dedeman in 2007 for considerations that also include a 4% uncapped NSR. The Sofular royalty property, also held by Dedeman, was dropped in Q1 2015 due to a lack of encouraging exploration results.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

NORTH AMERICA

Eurasian’s portfolio in North America, advanced through wholly-owned subsidiary Bronco Creek Exploration (“BCE”), includes porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and high-grade gold-silver vein projects. The BCE portfolio is comprised of 22 properties covering more than 35,000 hectares in Arizona, Nevada, Utah, and Wyoming. EMX currently has six properties partnered through BCE. In addition, there are five properties acquired in the 2012 merger with Bullion Monarch. Of these, four are EMX royalty properties, including the Northern Carlin Trend's Leeville royalty (see Leeville and Royalty Property Overview section), and one is an exploration project available for partnership.

The Company’s 2014 work focused on advancing partner funded projects, executing new agreements for available projects, and balancing the portfolio by acquiring new properties on open ground while dropping low priority projects. Eurasian is in discussions with a number of potential partners for the available North American properties.

Properties active through partner funded programs in 2014 are summarized below.

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The Cathedral Well project is located at the southern end of Nevada's Battle Mountain-Eureka gold trend and surrounds most of the historic Green Springs mine. Eurasian announced the execution of an option agreement with Ely Gold and Minerals (“Ely Gold”) in July 2014 (see EMX news release dated July 7, 2014). Ely Gold may earn a 100% interest in the property by making staged option payments and granting EMX a 2.5% NSR royalty, inclusive of an underlying 0.5% NSR royalty. After earning 100% interest in the project, Ely Gold will pay EMX annual advance royalties until commencement of commercial production.

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The Copper King, Red Top, and Copper Springs properties are three porphyry copper-molybdenum projects located in the Globe-Miami and Superior (Pioneer) mining districts of Arizona. EMX executed three separate Option Purchase Agreements with Desert Star Resources Ltd. (“Desert Star”), whereby Desert Star could acquire a 100% interest in each of the projects for cash, shares, and work commitments, after which EMX will retain a 2.5% NSR royalty (see EMX news release dated September 4, 2013). Desert Star funded drill permitting and completion of geophysical surveys at Copper King and Red Top. In January 2015, Eurasian regained 100% control of the Copper Springs project after Desert Star elected to terminate its option for the property.

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The Buckhorn Creek and Jasper Canyon copper-molybdenum projects are located in the Laramide porphyry copper belt of southern Arizona and the Frazier Creek copper-molybdenum project is located in the Battle Mountain-Eureka trend of north-central Nevada. These properties were optioned to Savant Explorations Ltd. (“Savant”) in 2013 under three separate Exploration and Earn-in Agreements for cash, shares, and work commitments (see EMX news release dated October 30, 2013). Savant funded various exploration programs at the three properties in 2014. In Q3 2014, Eurasian regained 100% control of the Jasper Canyon project after Savant elected to terminate its option for the property.

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The Copper Basin copper-molybdenum property, located in central Arizona, was acquired under a Regional Acquisition Agreement with Vale and advanced under a Designated Project earn-in agreement. Surface exploration and drill results confirmed the presence of a porphyry copper-molybdenum system with nearly a kilometer of vertical extent within a 1.5 square kilometer area of porphyry-style alteration, mineralization, and related geophysical anomalies. In 2014, Vale funded a 1,140 meter diamond drill program, with all three holes intersecting anomalous to low grade copper (molybdenum) mineralization. Vale relinquished its Copper Basin interest in July 2014 after spending more than $3.5 million on the property by completing geologic mapping, geochemical sampling, geophysical surveys, and 3,916 meters of drilling in two programs. The Copper Basin project is available for partnership, with much of the original target untested by drilling.

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The Superior West project is located west of the historic mining town of Superior, Arizona, and adjacent to Resolution Copper’s property. The project covers several porphyry copper targets, as well as the interpreted western extension of the historic Magma Vein. EMX regained 100% control of the property, after joint venture partner Freeport-McMoRan Exploration Corporation of Phoenix, Arizona (“Freeport”) terminated its interest in the project in 2014 due to budget cut backs on all "greenfields" exploration projects. Eurasian has been in discussions with potential partners interested in the property.

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The Lomitas Negras project is located in southeast Arizona, approximately sixteen kilometers south of the San Manuel- Kalamazoo deposit. An option agreement with Kennecott Exploration Company (“Kennecott”) was announced in May 2014 (see EMX news release dated May 15, 2014). After completing a reconnaissance diamond drill program, and subsequently acquiring additional mineral rights, Kennecott relinquished its interest in the project. The property is available for partnership.

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The Yerington West joint venture property, located in the Yerington mining district of west-central Nevada, is partnered with Entrée Gold Inc. (TSX: ETG; NYSE: EGI) of Vancouver, British Columbia (“Entrée”). The project hosts porphyry copper-molybdenum and copper-iron skarn targets beneath cover rocks. Entrée continued their work on the adjacent Ann Mason property, including a pre-feasibility drill program that commenced in August 2014 (see ETG news release dated January 21, 2015). EMX has a 100% interest in the Yerington West project until Entrée completes its initial earn-in requirements.

In addition, EMX continued evaluation of property and royalty acquisition opportunities in North America, and streamlined the portfolio by dropping low priority projects. The generative work focused on gold opportunities in the Great Basin and porphyry copper targets in Arizona. EMX acquired the Sleeping Beauty and Águila de Cobre copper-molybdenum porphyry projects in Arizona by staking open ground. EMX elected to drop the Red Hills project after termination of the joint venture by GeoNovus, and also dropped the 100% EMX-controlled Cruiser Gold, Bullion Creek and Sand Pass projects located in Nevada, Arizona, and Utah, respectively. Subsequent to year end, the Silver Bell West option agreement with GeoNovus was terminated with EMX regaining 100% interest in the project. In Alaska, the Company's Moran Dome and Liberty royalty properties were dropped by Gold Canyon Partners, and EMX elected to not reacquire the ground.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

AUSTRALIA AND NEW ZEALAND

The Company's programs in the Australia and New Zealand region have a low burn rate, and continue to identify new early-stage opportunities. The Koonenberry gold project in New South Wales, Australia is being advanced by partner companies under favorable royalty agreements with EMX. In New Zealand, Eurasian executed a definitive agreement to sell the Neavesville gold-silver project, and submitted applications for two new gold-silver exploration properties with historic resources.

Koonenberry Property

The Koonenberry project is positioned along the northwest trending, regional-scale Koonenberry fault in southeastern Australia. This deep-seated structural zone has multiple splays that project into, and through, the project area. EMX recognized that the distribution of gold occurrences and gold geochemical anomalies are coincident with these prominent structural features.

In 2014, EMX announced the signing of an Exploration and Option Agreement (the “North Queensland Agreement”) with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, to earn a 100% interest in the subsidiary that holds the EMX licenses, with EMX retaining a 3% production royalty upon earn-in (see EMX news release dated February 19, 2014 for more details). Subsequently, EMX was granted a new exploration permit covering 88.5 square kilometers that were previously held under option by Eurasian. This newly granted EMX tenement was added under the North Queensland Agreement. All of EMX’s interests in Koonenberry are being advanced by partner companies, with EMX retaining various royalty interests that cover the entire project area totaling over 1,400 square kilometers. The majority of the prospective ground covered by this extensive royalty position remains unexplored.

Neavesville Property

The Neavesville project consists of a single exploration permit, combined from two permits during 2014, totaling over 30 square kilometers in the Hauraki goldfield of New Zealand's North Island. EMX acquired Neavesville, which covers a historic JORC gold-silver resource, on open ground with minimal cost. The property hosts epithermal gold-silver mineralization that has geologic features similar to other deposits of the Hauraki goldfield, including Newmont's Martha Hill gold-silver mine located 25 kilometers to the southeast.

EMX has conducted reconnaissance geologic mapping, verification rock sampling, a CSAMT geophysical survey, and reconnaissance reverse circulation drilling at Neavesville. These programs not only helped to independently confirm historic areas of mineralization, but also identified new and untested gold-silver targets. EMX also concluded negotiations on a Joint Venture and Access Agreement with landholders that will provide certainty and clarity for ongoing exploration within the project area.

In November 2014, Eurasian announced a definitive agreement with Land & Mineral Limited (“L&M”), a privately-held Australian company, giving L&M the right to acquire Hauraki Gold Ltd. (“Hauraki”), the wholly-owned EMX subsidiary that controls the Neavesville property. The agreement with L&M provides for work obligations, staged payments, milestone payments based upon JORC reserves, and commercial production payments, all to the benefit of Eurasian (see EMX news release dated November 13, 2014). A L&M funded drilling program is scheduled to commence in late March 2015.

Qualified Person

Chris Spurway, MAIG, FAusIMM, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and New Zealand.

EUROPE

Eurasian continues to emphasize Scandinavia as a highly favorable jurisdiction for mineral exploration and development, and has assembled a portfolio of 100% controlled projects in Sweden and Norway that are available for partnership. The Company has significantly reduced expenditures in Scandinavia, and is examining ways to continue adding value while pursuing strategic partnerships. In addition to the exploration properties in Sweden and Norway, EMX also maintains a royalty interest in northern Sweden's Viscaria project, as well as a portfolio of royalty interests in Serbia that includes Reservoir Mineral's Cukaru Peki copper-gold discovery.

Sweden

Eurasian’s portfolio in Sweden includes volcanogenic massive sulfide ("VMS") and Iron-Oxide-Copper-Gold ("IOCG") properties, in addition to known areas of copper, gold, and platinum group element-enriched styles of mineralization. EMX has focused on retaining and advancing the most prospective exploration projects, while reducing expenditures during the last year. In February 2015, Eurasian closed its office in Kiruna with the intention of relocating to a more accessible and cost effective location in southern Sweden, where much of Eurasian’s exploration work is now focused.

Much of EMX's earlier exploration work in Sweden was funded by a Strategic Alliance and Earn-In Agreement focused on copper exploration with Antofagasta Minerals S.A. from 2011 to 2013. The Company has been in ongoing discussions with potential partners regarding the available properties in Sweden that are summarized below.

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The Sakkek-Pikkujärvi and Puoltsa projects are located in the Kiruna mining district of northern Sweden. The Sakkek- Pikkujärvi property contains IOCG-type copper, iron and gold targets. Puoltsa is amidst a cluster of past producing mines, and hosts a number of prospective mineral occurrences including drill defined zones of copper mineralization.

•	The Iekelvare project has widespread IOCG-style alteration/mineralization, and several untested targets.

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The Adak project is located in the Skellefte mining district, and has a record of historic production from four small-scale mines that exploited stratiform to stratabound chalcopyrite-rich VMS mineralization that provide priority exploration targets along strike and down dip.

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The Storåsen property is a mafic metavolcanic-hosted Cu-PGE-Au system. Thirty-five shallow core holes were drilled by the SGU (the Geological Survey of Sweden) from 1980 to 1989, and a historic resource was defined by Popular Resources in 2002 based upon the SGU's drilling.

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The Gumsberg polymetallic (lead-zinc-silver-copper-gold) property occurs in the historic Bergslagen District of southern Sweden. In January 2015, a winter geophysical program was executed that appears to map extensions of known bodies of mineralization along strike, and has identified new exploration targets.

EMX holds a 1.0% NSR royalty interest in the Viscaria iron-copper property acquired from the 2010 purchase of the Phelps Dodge Exploration Sweden AB assets. The Viscaria project is an IOCG-style deposit located in the Kiruna mining district in northern Sweden. Avalon Minerals Ltd. (ASX:AVI) announced an updated Scoping Study for EMX's Viscaria royalty property, including new JORC compliant resource estimates and open pit optimization scenarios, in an August 28, 2014 news release. A Finnish company, Outokumpu Oyj, is entitled to receive 0.5% NSR payable from EMX’s royalty, resulting in Eurasian receiving net 0.5% NSR royalties until Outokumpu has received a total of $12 million in royalty payments, after which time EMX will receive the full 1.0% NSR royalty.

Norway

EMX initiated a program in 2014 to evaluate opportunities in Norway, and initially acquired the Burfjord and Storbekken properties by acquiring exploration permits across open ground. Burfjord contains IOCG-type targets in northern Norway, and is marked by numerous small scale historic mines and prospects, as well as outcropping copper and gold mineralization. Storbekken hosts multiple exposures of gold-enriched VMS-style mineralization near the historic Røros mining district in southern Norway. A winter geophysical program was executed in January 2015 on the Storbekken project that identified new exploration targets.

In January 2015, the Hatt, Vaddas, and Melkedalen VMS projects were acquired by Eurasian after monitoring the status of these areas for several years. These projects were available for direct acquisition with minimal cost. The Vaddas and Melkedalen properties host small tonnage zinc and copper historic resources.

Royalty Properties in Serbia

EMX's portfolio in Serbia initially resulted from early stage prospect generation and organic royalty growth via the sale of its properties, including the Brestovac West, Deli Jovan, and Plavkovo projects, to Reservoir Minerals Inc. (“Reservoir”) in 2006. The terms of the sale included uncapped NSR royalties payable to EMX at a rate of 2% for gold and silver, and 1% for all other metals. Subsequently, Eurasian acquired an uncapped 0.5% NSR royalty covering Reservoir's share of minerals and metals mined from the "Brestovac" and "Jasikovo" properties (see EMX news release dated February 4, 2014). The Brestovac, Brestovac West, and Jasikovo properties are included in the Timok Project joint venture between Reservoir (45%) and Freeport McMoRan Exploration Corp. (55%).

Brestovac hosts porphyry and epithermal copper-gold mineralization at the Cukaru Peki deposit. Reservoir announced a NI 43-101 inferred resource estimate for Cukaru Peki’s High Sulphidation Epithermal (HSE) zone above a 1% copper equivalent (CuEq% = Cu% + (Au g/t x 0.6)) cut-off as 65.3 million tonnes averaging 2.6% copper and 1.5 g/t gold, or 3.5% copper equivalent, containing 3.8 billion pounds copper and 3.1 million ounces gold, or 5.1 billion pounds copper equivalent (see Reservoir news release dated January 27, 2014). Reservoir has stated that the discovery at Cukaru Peki “demonstrates the potential for additional blind discoveries within the Timok Magmatic Complex.”

Reservoir announced in a March 12, 2015 news release that a 2015 budget of US$ 18.7 million had been approved by the Timok Project joint venture "to move the project forward toward the completion of a scoping study". EMX's Timok Project royalty properties add strategic upside potential for Eurasian in one of the richest copper-gold mineral belts in Europe.

Qualified Person
Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe.

HAITI

Eurasian and joint venture partner Newmont Ventures Limited, a wholly owned subsidiary of Newmont, (collectively, the “JV”) have a land position along a 130 kilometer trend of Haiti’s Massif du Nord mineral belt. Newmont is funding and managing six joint venture Designated Projects across northern Haiti. EMX’s work on the 100% controlled Grand Bois gold-copper project is outside of the JV with Newmont.

The Designated Projects with Newmont and EMX's Grand Bois Project have been on care and maintenance status since 2013, when the Haitian Government suspended its Mining Convention process while it began working on a new Mining Law with the help of the World Bank. The Government's goal is to reform the Mining Law to be more consistent with current international standards.

There were ongoing consultation meetings between the World Bank, the Government of Haiti, the JV and other mining companies, and business community and civil society representatives to present comments on draft versions of the new Haitian Mining Code. After the appointment of a new Prime Minister and the dissolution of Parliament in late 2014-early 2015, the government is now planning for legislative elections in late 2015. At this stage the JV does not expect further progress on the new Mining Law until later in 2016.

EMX remains committed to supporting the process of reforming Haiti's Mining Law as a step towards developing the mining sector and contributing to the country's economic growth.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

STRATEGIC INVESTMENTS

IG Copper LLC

EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. The Salasinskaya and Shelekhovo projects, 200 kilometers northeast of Malmyzh, are 100% controlled by IGC and not subject to the joint venture with Freeport. Eurasian was an early investor in IGC, and is its largest shareholder, with 42.3% of the issued and outstanding shares (39.7% equity position on a fully-diluted basis) from investments totaling US$7.8 million.

Malmyzh is a grassroots, district-scale discovery with fourteen porphyry copper-gold prospects identified within a 16 by 5 kilometer intrusive corridor. The property's 153 square kilometers of exploration and mining licenses occur 220 kilometers northeast of the Russia-China border at Khabarovsk. Malmyzh has excellent logistics and infrastructure, including high voltage power lines, a natural gas pipeline, a paved national highway, the Amur River, and a rail line that are all nearby to the property.

Copper-gold mineralization occurs in diorite porphyry intrusives, as well as in hornfels-altered and stockworked sedimentary wall rocks, and consists of near-surface zones (i.e., within 0.5 to 50 meters of the surface) of variable chalcocite enrichment grading into chalcopyrite-rich and chalcopyrite-bornite-magnetite mineralization to depth. The majority of drilling, totaling more than 70,000 meters in over 200 core holes, has concentrated on defining the Central, Freedom, Valley, and Flats prospects. Much of the property has more than 15 meters of cover and is undrilled, thereby providing considerable exploration potential for additional discoveries. IGC advanced Malmyzh in 2014 by completing drafts of project reports in preparation for review by the relevant Russian Federation agencies.

Also in 2014, IGC advised EMX that it had acquired the 260 square kilometer Salasinskaya property, located 20 kilometers from IGC's Shelekhovo project. Salasinskaya and Shelekhovo are 100% controlled by IGC. At Shelekhovo, historic government exploration surveys identified multiple occurrences of gold, silver, and copper associated with quartz veining and alunite (see EMX news release dated November 5, 2013). Salasinskaya is considered to be the northern extension of the Shelekhovo anomaly cluster, and is marked by the widespread occurrence of quartz-alunite alteration. The Salasinskaya and Shelekhovo properties occur along trend to the northeast of Malmyzh. Together, these three properties cover approximately 800 square kilometers of exploration ground occurring along a 200 kilometer belt of prospective Cretaceous-age arc terrane rocks.

Further discussion of IGC’s exploration results can be found in the Company’s September 6, 2012 and November 5, 2013 news releases.

Revelo Resources Corp. (formerly Iron Creek Capital Corp.)

EMX has a strategic investment in Revelo Resources Corp. (TSX-V: RVL, “Revelo”), a company focused on the acquisition and exploration of mineral properties in the prolific metallogenic belts of northern Chile. Revelo was formed from the merger of Iron Creek Capital Corp. and Polar Star Mining Corp. in December 2014. Revelo controls approximately 300,000 hectares of 100% owned exploration tenements. The portfolio is comprised of 16 exploration projects prospective for copper, gold and silver including three projects already under option/JV agreements with Kinross Gold (Las Pampas Project), Newmont Mining (Montezuma Project), and BHP Billiton (Block 2 project). In addition, Revelo retains one royalty interest in the Victoria Project, an important copper-gold-silver exploration project in northern Chile.

EMX's investment in Revelo recognizes the untapped value in the property portfolio, as well as strong synergies with a management team that has many decades of combined experience in Chile and Latin America.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

GEOTHERMAL ROYALTIES

EMX initiated a geothermal energy program in 2010, and acquired assets in Slovakia and Peru. Eurasian subsequently sold its geothermal assets in 2013 to Starlight Geothermal Ltd. ("SGL") for cash payments, an equity position in SGL, and gross royalties of 1.0% in Slovakia and 0.5% in Peru from future geothermal energy production (see Company news release dated August 7, 2013). SGL advised EMX that it had advanced the geothermal royalty assets in Slovakia and Peru during 2014 by conducting technical, infrastructure, and market studies. Slovakia and Peru have proactive stances toward geothermal energy projects that foster a favorable business climate for development and potential future revenue streams to EMX.

RESULTS OF OPERATIONS

Year ended December 31, 2014

The net loss for the year ended December 31, 2014 (“FY14”) was $17,488,041 compared to $13,982,612 for the prior year (“FY13”). The loss for FY14 was made up of net royalty income of $801,836 (2013 - $1,280,997) after depletion and related tax, net exploration expenditures of $3,988,368 (2013 - $3,819,107), general and administrative expenditures of $5,495,087 (2013 - $5,142,738) and other losses totaling $12,122,893 (2013 - $8,694,709) offset by a deferred income tax recovery of $3,356,471 (2013 - $2,392,945). Included in other losses is $7,371,765 (2013 - $4,765,511) in impairment charges related to the Carlin Trend Royalty Claim Block and related assets. Some items to note are:

Revenues

In FY14, royalty income was earned for 1,578 (2013 – 1,912) ounces of gold totaling $2,247,334 (2013 - $3,102,888) offset by gold tax and depletion of $1,445,498 (2013 - $1,821,891) for net royalty income of $801,836 (2013 - $1,280,997). The decrease in royalty income was mainly due to a decrease in ounces produced and a lower realized gold price per ounce in the current period. In FY14 the average realized gold price was US$1,263 per ounce compared to US$1,490 for 2013.

Exploration Expenditures

Exploration expenditures (gross) decreased by $2,749,688 in FY14 and recoveries decreased by $2,918,949 in FY14 for a net increase in exploration expenditures of $169,261 in 2014. Some of the differences between 2014 and 2013 are as follows:

•

In Scandinavia, net expenditures increased by $770,179 compared to the prior period. During FY14, the Company solely funded the Swedish activities as Antofagasta was previously funding the programs. In 2014, the Company continued to support its exploration programs in Scandinavia, encouraged by decreasing levels of competition in the minerals sector, and increasing availability of prospective ground that could be acquired at low cost. Eurasian spent 2014 filtering and upgrading its portfolio of assets, adding key copper, gold and polymetallic exploration projects in both Sweden and Norway while relinquishing less prospective areas and project interests. At the same time, Eurasian has continued to actively market its project interests in Scandinavia and will continue to do so in 2015. Expenditures in 2014 were directed toward sustaining costs for its offices and personnel, as well as conducting reconnaissance exploration across the region and hosting potential partners for site visits to various projects. In an effort to reduce its operating costs, Eurasian has closed its field offices in Kiruna, Sweden, where the cost of goods, services and rental properties has been steadily rising in recent years. Eurasian will relocate its operations to southern Sweden, where much of its current activities are now focused and operating costs will be lower. Eurasian’s staff in Scandinavia is also being retained on a consulting basis only, in order to keep costs low during times of inactivity. In early 2015, Eurasian has been conducting winter exploration programs on various properties, but expects lower expenditures in comparison with 2014 due to closure of the offices in Kiruna and overall streamlining of its operations.

•

In the USA, gross expenditures decreased from $3,955,723 to $3,274,015 and recoveries decreased from $3,214,899 to $2,221,662. In the prior year the Company and partners GeoNovus and Vale undertook active programs at Silver Bell West, Red Hills, and Copper Basin while there were no active programs for 2014. Gross expenditures on these three projects decreased from US$2,300,192 to US$813,193. The decrease in expenditures was offset by US$480,344 in expenditures related to Kennecott and Savant, pursuant to the new exploration and option agreements on the Lomita Negris, Buckhorn Creek, Fraser Creek, and Jasper Canyon properties. The Americas continue to represent a potentially high value, low cost exploration venue coupled with a large list of prospective partners to conduct EMX’s business model. Despite tough market conditions, base-metal projects still appear to be sought after and BCE is in discussions with several groups regarding its properties. A major focus of BCE for the year will remain to partner available assets, reduce holding costs, and recover a portion of its burn.

•

In Turkey, gross expenditures decreased by $700,269, while net expenditures decreased by $328,943. In 2014, the Turkish Business Unit continued to be a key value driver for Eurasian. Partner funded programs continued to advance projects in the Eurasian portfolio, with all 7 projects in Turkey operating under partnerships in 2014. Eurasian’s share of expenditures in Turkey related only to sustaining costs for the Ankara office, maintenance of the Turkish staff, and ongoing reconnaissance exploration programs. In 2015, Eurasian will continue to reduce expenditures. Given the stages of advancement for many of the exploration projects in the Turkish portfolio, Eurasian will now change its focus from early stage, grass-roots style generative work, to working with partners on advancing its projects and monitoring its royalty interests throughout the country. This work will be managed by Dama Engineering (“Dama”), a well-respected consultant and engineering firm in the Turkish mining community. Eurasian views its partnership with Dama as a key step in the evolution of its business interests in Turkey. As a result, Eurasian will close its exploration office in Ankara, with its commercial enterprise now managed from the Dama office in Ankara.

•

In the Asia Pacific region, net expenditures for 2014 totaled $627,496 compared to $549,109 in 2013. As is the case with other business units, Eurasian is effecting strategic changes to its business approach in Australia and New Zealand. Largely as a result of the challenging market conditions, Eurasian has been simultaneously acquiring low cost exploration projects as other companies relinquish key land positions, while at the same time enacting its own cost savings measures. Key steps in 2014 were the consolidation of the Koonenberry project in Australia to a royalty property (see Company News Release dated February 19, 2014), and the partnership of the Neavesville project in New Zealand (see Company News Release dated November 13, 2014). Prior to partnership, Eurasian had conducted drilling at Neavesville in early 2014, and had negotiated a comprehensive access agreement with one of the local Maori communities, providing ongoing access, and exploration and development rights across much of the Neavesville license. Along with expenditures related to its ongoing reconnaissance exploration efforts, these led to outlays of approximately $650,000 for 2014. With partnership of the Neavesville and Koonenberry projects, Eurasian’s projected expenditures for Australia-New Zealand in 2015 will be markedly lower than 2014.

General and Administrative

General and administrative expenses (“G&A”) of $5,495,087 were incurred. The Company’s business model is people intensive. Included in salaries and consultants of G&A are the Company’s technical services and GIS group, in-house legal counsel and deal flow marketing team, senior management including the General Manger of Exploration, Chief Geologist, and executive management. G&A costs (before share-based payments) have decreased each year since 2012 and we continue to strive to find areas to further streamline and reduce the expenses of our business.

•

Administrative and office expenses of $926,095 remained consistent with FY13 ($982,239). The Company has a corporate office in Vancouver which supports its finance, regulatory and administrative team. It also has an office in Littleton, Colorado which supports the exploration, technical, investor relations and deal flow aspects of the business.

•

Investor relations expenditures of $292,017 decreased slightly from $310,203 in FY13. The Company attends select industry trade shows and supports lines of communication to current and potential investors. Costs in the coming year are expected to be lower as the Company is more selective in its investor relations activities.

•

Professional fees decreased by $105,556 to $457,963 and cover mainly external legal and audit and tax fees. The company has been able to decrease its external legal fees by the addition of its chief legal officer included in salaries and consultants.

•

Share-based payments include performance stock grants issued and stock options granted. The current year saw an increase in share-based payments from $527,495 to $1,030,411 as a result of the granting of stock options in 2014, whereas there were no stock options granted in 2013.

•

Salaries and consultants are the largest expense in G&A. This expense category encompasses a broad range of management, technical and project development and marketing support. It should be noted that many of our personnel expenditures companywide are denominated in United States dollars (“USD”) and the increase in the value of the USD compared to the Canadian dollar, which is our reporting currency, will increase expenditures.

A breakdown of this category is as follows:

Salaries and consultants	FY14	FY13
Senior management	1,148,413	1,097,684
In-house legal and deal flow marketing	436,428	397,443
Technical services	321,911	264,918
Directors fees*	168,496	175,798
Administrative support & other**	115,668	307,189	**
	$2,190,916	$2,243,032

*Directors fees include $60,000 per annum paid to the Company's non-Executive Chairman, who does not receive the fees paid to the other independent directors **includes severance payments relating to reduction in workforce

In the coming year, the Company will continue to closely monitor all expenditure areas in the Company, and make changes proactively as necessary.

Other

•

As a result of the decline in the production of gold from the Carlin Trend Royalty Claim Block, the Company revised its estimated annual gold production over the expected 11 year mine life and updated the NAV and cash flow multiples based on observed market conditions. As a result of these changes, the Company recorded $7,371,765 (2013 - $4,765,511) in impairment charges related to the Carlin Trend Royalty Claim Block and related assets that make up the same cash-generating unit (“CGU”).

•

As a result of the impairment noted above, the Company applied a one-step approach and determined the Carlin Trend Royalty Claim Block and the related assets within the same CGU to be impaired. The loss was first applied to reduce the asset component and any excess to goodwill within the CGU. As result, the Company has written down the goodwill by $2,248,057 (2013 - $Nil).

•

The Company recorded a deferred income tax recovery of $3,356,471 compared to $2,392,945 in 2013, and a net decrease in deferred tax liabilities of $2,493,010 (2013 - $1,779,707). A significant component of the deferred tax recovery and decrease in the related liability was the royalty impairment.

•	The Company’s share of the net loss related to its 42.34% equity investment in IG Copper for the year ended December 31, 2014 was $1,086,649 (2013 - $2,093,823).

Three months ended December 31, 2014

The net loss for the three months ended December 31, 2014 (“Q4-2014”) was $11,140,366 compared to $2,140,328 for the prior year’s comparative quarter (“Q4-2013”). The loss for Q4-2014 was made up of $930,717 (Q4-2013 - $942,488) in net exploration expenditures and $1,289,833 (Q4-2013 - $1,092,920) in general and administrative expenses offset by other losses totaling $11,594,359 (Q4-2013 loss of $1,088,352) and $127,331 (Q4-2013 - $529,453) in net royalty income. The reasons for the significant changes in the three months ended December 31, 2014 are consistent with the items noted above for the year ended December 31, 2014 including the impairment to the royalty interest of $7,371,765 (Q4-2013-$Nil) and write-down of goodwill of $2,248,057 (Q4-2013-$Nil).

LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at December 31, 2014 was $7,096,916 (December 31, 2013 - $14,217,999). With its current plans for the year and the budgets associated with those plans, in order to continue funding its administrative and exploration expenditures for beyond twelve months from the date of this MD&A, the company will need to obtain additional cash and anticipates either financing or selling one or more of its assets. Historically, the Company obtains its cash requirements through the issuance of shares, funding from joint venture partners, royalty income, attracting additional joint venture partners and the sale of available investments and marketable securities all of which are used to finance further property acquisitions, explore and develop its mineral properties, and obtain strategic investments.

Operating Activities

Cash used in operations was $4,781,944 for the year ended December 31, 2014 (2013 - $5,785,887) and represents expenditures primarily on mineral property exploration and general and administrative expense for both periods, offset by royalty income received in the period.

Financing Activities

The Company received $Nil (2013 - $361,600) from the exercise of stock options.

Investing Activities

Some of the significant investment activities during the year ended December 31, 2014 are:

-	The Company purchased strategic investments in Revelo Resources Corp. for $500,000 (2013 - $480,000)
-	The Company invested $1,063,036 in IGC (2013 - $2,774,570)

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

ANNUAL INFORMATION

As at	December 31, 2014	December 31, 2013	December 31, 2012

Financial positions
Working capital	$7,096,916	$14,217,999	$22,702,855
Exploration and evaluation assets (net)	2,379,886	3,031,368	4,940,941
Royalty interest	29,327,960	35,063,725	38,738,592
Total assets	54,292,093	70,073,220	82,475,787
Share capital	116,766,102	116,151,675	114,414,001
Deficit	(87,430,021)	(69,981,980)	(55,999,368)

	Year ended	Year ended	Year ended
	December 31, 2014	December 31, 2013	December 31, 2012

Financial results
Royalty income	$2,247,334	$3,102,888	$1,750,975
Exploration expenditures (net)	3,988,368	3,839,703	8,330,201
Net loss	(17,448,041)	(13,982,612)	(20,916,730)
Net loss per share - basic and diluted	(0.24)	(0.19)	(0.35)

The year ended December 31, 2014 saw an impairment charge of $7,371,765 (2013 - $4,765,511) on the royalty interests, a related write-down of goodwill of $2,248,057 (2013 - $Nil), and a recovery of $3,356,471 (2013 - $2,392,945) of deferred income taxes which significantly increased the net loss for the current year.

QUARTERLY INFORMATION

Fiscal quarter ended	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014

Royalty income	$466,862	$558,091	$567,663	$654,718
Exploration expenditures	1,116,641	1,723,584	2,566,990	1,459,499
Exploration recoveries	(185,924)	(609,039)	(1,651,157)	(432,226)
Share-based payments	70,740	80,984	826,935	51,752
Net loss for the period	(11,140,366)	(1,345,463)	(2,794,687)	(2,167,525)
Basic and diluted net loss per share	(0.15)	(0.02)	(0.04)	(0.03)

Fiscal quarter ended	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013

Royalty income	$985,498	$601,860	$577,558	$937,972
Exploration expenditures	1,508,983	2,298,244	2,929,328	2,879,847
Exploration recoveries	(545,899)	(1,446,828)	(2,109,651)	(1,674,321)
Share-based payments	54,539	150,993	168,403	153,560
Net loss for the period	(2,140,328)	(6,635,561)	(1,973,663)	(3,233,060)
Basic and diluted net loss per share	(0.03)	(0.09)	(0.03)	(0.04)

Factors that cause fluctuations in the Company’s quarterly results include the timing of stock option and share grants, foreign exchange gains and losses related to the Company’s holding of United States dollar denominated working capital items, gains or losses on investments held in its portfolio, along with varying levels of operations activities on its exploration projects and due diligence undertaken on new prospects.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the year ended December 31, 2014	Salary or Fees	Payments	Total
President, CEO and Director	$442,597	$122,945	$565,542
COO and Director	221,298	63,922	285,220
CFO	-	38,895	38,895
Corporate Secretary	-	16,642	16,642
Chief Legal Officer	218,641	61,086	279,726
Directors*	168,496	183,513	352,009
Seabord Services Corp. (1)	418,800	-	418,800
Total	$1,469,832	$487,004	$1,956,835

*Directors fees include $60,000 per annum paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.

		Share-based
For the year ended December 31, 2013	Salary or Fees	Payments	Total
President, CEO and Director	$412,188	$174,890	$587,078
COO and Director	256,957	65,479	322,436
CFO	-	35,126	35,126
Corporate Secretary	-	13,520	13,520
Chief Legal Officer	211,975	85,104	297,079
Directors	175,798	35,223	211,021
Seabord Services Corp. (1)	447,900	-	447,900
Total	$1,504,818	$409,343	$1,914,161

Related Party Assets and Liabilities	Service or Term	31-Dec-14	31-Dec-13
Amounts due from (to):
President, CEO and Director	Expense Reimbursement	$7,713	$1,130
COO and Director	Expense Reimbursement	186	526
Chief Legal Officer	Expense Reimbursement	165	943
Directors	Fees and Expense
	Reimbursement	29,612	36,584
Seabord Capital Corp.	Expense Reimbursement	-	-
		$37,676	$39,183

(1)Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting staff, administration staff and office space to Eurasian. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by Eurasian.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at December 31, 2014, the Company had working capital of $7,096,916 (2013 - $14,217,999). Management will need additional sources of working capital to continue its currently planned programs beyond twelve months, by issuing new shares or the sale of assets. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•

Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at December 31, 2014, there were no changes in the levels in comparison to December 31, 2013. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$6,450,308	$-	$-	$6,450,308
Restricted cash	230,144	-	-	230,144
Fair value through profit or loss
investments	743,786	-	-	743,786
Available for sale investments	299,524	-	-	299,524
Total	$7,723,762	$-	$-	$7,723,762

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams and recovery of exploration evaluation costs.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2014 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $104,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Georgia, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in USD and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at December 31, 2014 is as follows:

Accounts	US dollars
Cash and cash equivalents	$1,941,359
Receivables	506,433
Accounts payable and accrued liabilities	(543,983)
Net exposure	1,903,809
Canadian dollar equivalent	$2,213,558

The balances noted above reflect the USD balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at December 31, 2014, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $22,000 in the Company’s pre-tax profit or loss.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

a)	Royalty Interest and Related Depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property, plant and equipment and royalty properties.

c)	Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

d)	Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statements of financial position.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected tax losses applicable to the royalty stream are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

e)	Equity Investment

The Company records its interest in associated companies as equity investments. The Company has a minority position on the Boards of its associated companies, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

Eurasian cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Carlin Trend Royalty Claim Block, including the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that the operator of the property, Newmont Mining Corporation (“Newmont”), will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by Eurasian.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on Eurasian’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than it in the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of exploration funds available and work conducted.

Joint Venture and Exploration Funding Risk

Eurasian’s strategy is to seek exploration and joint venture partners through options and joint ventures to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another party or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licences, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian currently expects that it will be a passive foreign investment company (“PFIC”) for the year ending December 31, 2014 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian’s net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission (“SEC”), the British Columbia and Alberta Securities Commissions, the NYSE MKT and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company’s efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

Applicable securities laws require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may, in the future, fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired corporations may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2014 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Management evaluated the Company’s internal control over financial reporting at December 31, 2014 and concludes that it is effective and that no material weaknesses were identified.

OUTSTANDING SHARE DATA

At March 26, 2015, the Company had 73,419,710 common shares issued and outstanding. There were also 5,343,200 stock options outstanding with expiry dates ranging from May 7, 2015 to December 22, 2019, and 7,255,900 warrants outstanding with expiry dates ranging from November 8, 2015 to November 12, 2015.